

Mail Stop 4631

June 30, 2016

Via E-mail
William H. Dengler, Jr.
Senior Vice President and General Counsel
Hill International, Inc.
2005 Market Street, 17th Floor
Philadelphia, PA 19103

> **Re:** **Hill International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2016**
> **File No. 001-33961**

Dear Mr. Dengler:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please clearly mark as preliminary your preliminary proxy statement, as distinguished from the cover letter to stockholders and Notice of the annual meeting, as well as the form of proxy card. See Rule 14a-6(e)(1).

2. In the first sentence of the penultimate paragraph of your cover letter to stockholders, please strike "similar."

3. Please provide disclosure in the proxy statement and form of proxy regarding the approximate date the proxy statement will be released to stockholders. See Rule 14a-6(d).

<u>Timeline, page 2</u>

4. Please revise the first paragraph of this section to indicate that the conclusions were the company's view at the time, rather than absolute statements of fact.

5. We note your characterization in the fifth paragraph on page three of "unclear language" in your Bylaws. The Court of Chancery and Delaware Supreme Court, however, both found the language clear and unambiguous. Please revise, or advise.

6. The last sentence on page three and the first sentence on page four characterize the January 21, 2016 amendments as being undertaken to "clarify" the Bylaws. At issue in the 2015 litigation was whether public disclosure of an approximate date of the annual meeting constituted public disclosure of "the date" of the annual meeting. The language-at-issue, however, remains in your amended and restated Bylaws. Please recharacterize the January 21, 2015 amendment to your Bylaws, or advise.

<u>Proposal 1 – Election of Directors, page 9</u>

7. We note the disclosure that the nominees have indicated to the Company that they will serve if elected. Please advise us, with a view toward revised disclosure, whether or not the nominees have agreed to be named in the proxy statement. Refer to Rule 14a-4(d)(1) and Rule 14a-4(d)(4).

8. In light of the requirement to disclose criminal convictions within the last ten years to the extent specified in Item 5(b)(1)(iii) of Schedule 14A, please provide us with a written response on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Ronne, Staff Attorney, at (202) 551-6156, Craig Slivka, Special Counsel, at (202) 551-3729, or me at (202) 551-3266 if you have questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Merger and Acquisitions

cc: Darrick Mix, Esq.